Addendum to Proxy Memo on Item 14 – Litigation Disclosure Beyond Legal and Accounting Requirements

This proposal requests an assessment of the potential cumulative risk to the Company from current environmental litigation against the Company and its affiliates. In its Supporting Statement, the Proposal includes “lawsuits alleging non-compliance with legal requirements by ExxonMobil’s major investment in Guyana.” Recent developments in that litigation confirm the importance of the disclosure sought by the Proposal, and further supports a “Yes” vote on Item 14.

On May 3, 2023, a Guyanese court ruled that Exxon was in breach of insurance obligations associated with its first offshore oil project, Liza One. The court held that the project’s environmental permit required two forms of insurance coverage, including an unlimited guarantee by Exxon to secure insurance covering all costs associated with a potential oil spill above and beyond the $600 million policy held by its subsidiary.1 The court further held that Exxon must furnish such an insurance agreement by June 10 or the project’s permit would be suspended.2

The ruling, alongside other pending litigation,3 threatens individually and cumulatively to alter the fiscal terms of the deal in Guyana, which currently gives ExxonMobil a higher than average take of the production in Guyana.4 The Company has stated that the consequence of the ruling could include halting production at the offshore platform, “cutting revenue by about $350 million per month.”5 The financial impact of this recent insurance litigation, as well as other pending cases addressing illegal flaring and a Constitutional challenge to the project in Guyana,6 have the potential to offset the Company’s favorable rate of return. Cumulatively, the cases could alter ExxonMobil’s profit picture by requiring unanticipated capital investment or slowing or shutting down production.

In light of the significant impact of this and other potential adverse litigation developments in Guyana and elsewhere, the Board should provide additional disclosure regarding the risks associated with environment-related litigation.

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1. https://www.reuters.com/business/energy/exxon-says-guyana-insurance-dispute-could-cut-revenue-350-mlnmonth-2023-05-19/

2. https://www.reuters.com/business/sustainable-business/exxon-guyanas-environmental-agency-breach-oil-spill-insurance-court-2023-05-03/

3. https://ieefa.org/articles/exxonmobil-project-guyana-breach-insurance-obligations-court-finds

4. The term “higher than average oil take” is taken from an industry analysis provided by HIS Markit in January 2021. See

https://www.spglobal.com/commodityinsights/en/ci/research-analysis/yellowtail-a-modelling-perspective-vantage-insights.html; https://oilnow.gy/featured/yellowtail-cash-flow-amounts-to-almost-us10b-over-productive-life-ihs-markit/; https://ieefa.org/resources/ieefa-guyanas-oil-future-relies-lower-average-governmental-take.

5. https://www.reuters.com/business/energy/exxon-says-guyana-insurance-dispute-could-cut-revenue-350-mlnmonth-2023-05-19/

6. https://www.ciel.org/news/guyana-consitutional-court-case-oil-and-gas/